Exhibit 99.I

May 5, 2004

CONFIDENTIAL

Earthworks Entertainment, Inc.

324 Dutura St.

West Palm Beach, FL 33314

Attention:	Peter Keefe

This letter confirms our understanding that C.P. Baker Securities, Inc. (“CPB”‘) will act as an exclusive financial advisor to Earthworks Entertainment, Inc. and its subsidiaries (the “Company”) in connection with its fund raising needs.

CPB will use its best efforts to raise $800,000 for the Company in exchange for the Company’s issuance of promissory notes and warrants.

In connection with CPB’s activities hereunder, the Company will furnish CPB on a timely basis with all information concerning the Company that CPB reasonably deems appropriate and necessary to perform its duties hereunder and will provide CPB on a timely basis with reasonable access to the Company’s officers, directors, accountants, counsel, consultants and other appropriate persons. CPB may rely upon the completeness and accuracy of the information and data furnished to it by the Company’s officers, directors, employees and agents without independent verification of such information and data or an appraisal of the Company’s assets.

As compensation for the services to be rendered by CPB to the Company, the Company agrees to pay CPB in cash a fee equal to 10% of the gross proceeds from either an equity or debt financing. In addition to the cash fee, the Company shall issue to CPB 480,000 warrants to acquire shares of common stock of the Company at an exercise price of $0.25 per share. The warrants will have a term of three years and will not have any anti-dilution rights.

In addition to all other amounts due to CPB hereunder, the Company agrees to reimburse CPB for all reasonable out-of-pocket expenses incurred in connection with any services rendered by CPB pursuant hereto (including, without limitation, the reasonable fees and expenses of legal counsel to CPB, as well as the reasonable fees and expenses of other consultants and advisors retained by CPB with the Company’s consent), within ten days after CPB’s submission of itemized monthly bills therefor to the Company.

Because CPB will be acting on behalf of the Company in connection with this engagement, the Company and CPB have entered into a separate letter agreement, dated the date hereof, providing for the indemnification by the Company of CPB and certain related persons and entities.

CPB’s engagement hereunder may be terminated at any time upon 30 days’ prior written notice; provided, however, that any termination of CPB’s engagement hereunder shall not affect the obligation of the Company to pay the fees and expenses payable hereunder, and to indemnify CPB and certain related persons and entities as provided in the separate letter agreement referred to above. Notwithstanding any such termination by the Company, C.P. Baker shall remain entitled to a full fee as provided above for any transaction for which the discussions were initiated during the term of this Agreement and which is consummated within a period of twelve (12) months from the effective date of termination of this Agreement.

In connection with this engagement, CPB is acting as an independent contractor with duties owing solely to the Company. All aspects of the relationship created by this agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts (without regard to the conflicts of law principles thereof). All actions and proceedings arising out of or relating to this letter agreement shall be heard and determined exclusively in any Massachusetts state or federal court sitting in the City of Boston, to whose jurisdiction the Company hereby irrevocably submits. The Company hereby irrevocably waives any defense or objection to the Massachusetts forum designated above. Each of CPB and the Company waives all right to trial by jury in any action, suit, proceeding or counterclaim (whether based upon contract, tort or otherwise) brought for services contemplated by this agreement.

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We are delighted to accept this engagement and look forward to working with you on this assignment. Please confirm that the foregoing is in accordance with your understanding by signing and returning to us the enclosed duplicate of this letter.

Very truly yours,

C.P. SECURITIES, INC.

By:	/s/ Christopher P. Baker
Christopher P. Baker
President

Accepted and agreed

as of the date first

written above:

EARTHWORKS ENTERTAINMENT, INC.

By:	/s/ Peter Keefe
Peter Keefe
CEO